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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III*

SEC FILE NUMBER
8-48926

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M&A SECURITIES GROUP, INC.

SEC Mail Processing
MAR 0 3 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4151 N MULBERRY DRIVE, SUITE 252
(No. and Street)

KANSAS CITY	MO	64116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JESSICA PASTORINO	8168-888-7920	JPASTORINO@SECURITIES-GROUP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & CO
(Name – if individual, state last, first, and middle name)

505 N MUR LEN RD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JESSICA PASTORINO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M&A SECURITIES GROUP, INC.., as of 12/31, 224, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENIFER L BURCH
Notary Public - Notary Seal
Platte County - State of Missouri
Commission Number 12375281
My Commission Expires Aug 1, 2028

Signature:

Title:
PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

SEC Mail Processing
MAR 0 3 2025
Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M & A SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024

M & A SECURITIES GROUP, INC.

Table of Contents

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements .... 6 – 10

Supplementary Information

I. Computation of Net Capital under SEC Rule l5c3-1 of the Securities and Exchange Commission 11

II. Determination of Reserve Requirements and Information Related to the Possession and Control Requirements under SEA Rule I5c3-3 11

III. Reconciliation Pursuant to SEC Rule 17a-5(d)(2) 11

Statement of Exemption 12

Independent Auditor's Review Report 13

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M&A Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&A Securities Group, Inc. as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M&A Securities Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M&A Securities Group, Inc.'s management. Our responsibility is to express an opinion on M&A Securities Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M&A Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of M&A Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of M&A Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as M&A Securities Group, Inc.'s auditor since 2016.

Olathe, Kansas
February 28, 2025

M&A SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Assets:	
Cash and cash equivalents	$ 794,515
Receivables:	
Merger and acquisition success fees	18,472
Advisory, consulting and administrative fees	416,314
Officer/shareholder	67,550
Other	50,615
Prepaid expenses	64,545
Prepaid income taxes	11,073
Real estate	328,207
Property and equipment, net of accumulated depreciation of $3,555	-
Total assets	$ 1,751,291

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 104,721
Commissions and fees payable	390,945
Payroll taxes payable	16,991
Income taxes payable	614
Deferred income taxes	15,878
Total liabilities	529,149
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	125,123
Retained earnings	1,096,919
Total stockholder's equity	1,222,142
Total liabilities and stockholder's equity	$ 1,751,291

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2024

Revenues:	
Merger and acquisition success fees	$ 42,812,437
Advisory and consulting fees	1,298,478
Administrative fees	332,665
Other income	36,698
Total revenues	44,480,278
Expenses:	
Commissions and syndication expenses	42,621,533
Compensation and employee benefits	990,626
Professional fees	258,302
Insurance, registration fees and bonding	278,197
Office and other operating expenses	245,299
Total expenses	44,393,957
Income before provision for income taxes	86,321
Income taxes:	
Current	21,680
Deferred	46
Total income taxes	21,726
Net income	$ 64,595

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2023	$ 100	$ 125,123	$ 1,032,324	$ 1,157,547
Net income	-	-	64,595	64,595
Balances, December 31, 2024	$ 100	$ 125,123	$ 1,096,919	$ 1,222,142

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Cash flows from operating activities:	
Net income	$ 64,595
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	296
Deferred income tax expense	46
Interest added to advances	(5,598)
(Increase) decrease in:	
Merger and acquisition success fees receivable	630,528
Advisory and other fees receivable	(326,394)
Prepaid expenses and income taxes	11,219
Increase (decrease) in:	
Accounts payable and accrued liabilities	(285,031)
Income taxes payable	(503)
Net cash provided by operating activities	89,158
Cash flows from investing activities:	
Net officer and employee advances	(19,039)
Purchase of real estate additions	(6,457)
Net cash used by investing activities	(25,496)
Increase in cash and cash equivalents	63,662
Cash and cash equivalents, beginning of year	730,853
Cash and cash equivalents, end of year	$ 794,515
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 10,480

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business and Significant Accounting Policies

Nature of the Business

M&A Securities Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's revenue is primarily derived from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisitions.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies its contractual obligations by transferring control over goods or services to a customer.

Revenue from Contracts with Customers

Revenue from contracts with customers include merger and acquisition (M&A) success, advisory and consulting fees. The recognition and measurement of these revenues is based on the assessment of the individual contract terms. Judgment is required to determine whether contractual obligations are satisfied at a point in time or over time; how to allocate fees where multiple services are identified; and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Recognition of M&A Success, Advisory and Consulting Fees

The Company has contracts to provide M&A advisory, consulting and transaction-based services. The revenue from advisory and consulting services is recognized over time as the customer receives the benefit of the services as they are provided. Success fees are recognized at the point in time that the M&A transaction is completed, generally the closing date of the transaction.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition (continued)

Administrative Fee Revenue

The Company receives administrative fees under agreements with its independent contractor representatives for the use of its platforms and services. This revenue is recognized when billed in accordance with the terms of the agreements.

Success, Advisory and Administrative Fees Receivable, and Allowance for Credit Losses

The Company accounts for credit losses in accordance with Financial Accounting Standards Board (FASB) ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the recognition of expected credit losses upon the initial recognition of the asset in order to reflect the net amount expected to be collected.

For these receivables, the Company determines the allowance using historical loss experience, current conditions, and any reasonable and supportable forecasts that may affect the collectability of the remaining cash flows over the contractual term, which is generally of a short-term duration.

Based on the results of this determination, management will report the change in the amount of expected losses through a charge to earnings and a credit to the allowance. At December 31, 2024 it was determined that no allowance was necessary, and there was no allowance at December 31, 2023.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase. Cash equivalents at December 31, 2024 consist of cash in banks of $295,297 and a money market mutual fund of $499,218.

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions (continued)

between years. The deferred tax liability relates to the deduction of certain prepaid expenses when paid for tax purposes and writing them off for book purposes over the accounting periods benefited. The components of the deferred tax liability in the statement of financial condition at December 31, 2024 relate to the following:

Temporary Difference	Liability
Prepaid expenses	$ 15,878

The current provision consists of $17,889 of federal and $3,791 of state and local taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2024, the tax returns for the years 2021 to 2023 are subject to examination.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a three-level fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. Level 1 inputs are based on quoted prices in active markets for identical assets. The Company's $499,218 money market fund is valued at the closing price reported by the fund, is deemed actively traded and considered Level 1 in the hierarchy.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of Credit Risk

The Company's cash is deposited in one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2024 the Company had deposits in excess of FDIC insurance of $58,958.

Property and Equipment

Property and equipment is being depreciated using the straight-line method over the estimated ten year life for office furniture. Depreciation for 2024 was $296. At December 31, 2024 the balances consist of:

Office Furniture	$ 3,355
Less accumulated depreciation	(3,555)
	$ 0

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company had net capital of $662,205 which is $627,987 in excess of its required net capital of $34,218. The percentage of aggregate indebtedness to net capital was 77.51%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Officer/Shareholder Receivable

The Company has advanced an officer, and its majority shareholder, $67,550 as of December 31, 2024. This advance bears interest at the rate of 4.9% and is unsecured.

NOTE 3 – RELATED PARTY TRANSACTIONS-CONTINUED

Burch & Company, Inc.

During the year, the Company engaged in various transactions with Burch & Company, Inc. (Burch), a related entity. These transactions included the payment of $84,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, $96,000 for shared compliance services, and $30,000 for the use of office space. The Company is also a guarantor on Burch's office lease agreement.

NOTE 4 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Accrued pension contributions for the year ended December 31, 2024 are $50,000.

NOTE 5 – REAL ESTATE

Real estate consists of the cost of a 50% interest in two residential condominium units acquired for use as rental properties and had not been placed in service as of December 31, 2024. The other 50% interests are owned by Burch & Company, Inc., a related entity that is discussed in Note 3.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28th, 2025, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

M & A SECURITIES GROUP, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2024

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 1,222,142
Deferred tax liability	15,878
Non-allowable assets	(565,831)
Net capital before haircuts on security positions	672,189
Haircuts on security positions:	
Exempt securities, money market mutual fund at 2% of $499,218	(9,984)
Net capital	662,205
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(34,218)
Excess net capital	$ 627,987
Aggregate indebtedness:	
Total liabilities	$ 529,149
Less deferred taxes	(15,878)
Aggregate indebtedness	$ 513,271
Percentage of aggregate indebtedness to net capital	77.51%

II. Determination of Reserve Requirements and Information Related to the Possession or Control Requirements under SEA Rule 15c3-3

The Company has no reserve requirement or possession or control obligations under SEA Rule 15c3-3 as its business is limited to private placements and advisory services related to mergers and acquisitions and operates in reliance on footnote 74 to SEC Release 34-70073.

III. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

There are no material differences between the computation of net capital above and the Company's computation as reported in its unaudited FOCUS Report Form X-17A-5 Part IIA as of December 31, 2024. Therefore, no reconciliation is required.

M&A securities group

EXEMPTION REPORT

During fiscal year 2024 to the best of my knowledge and belief, M&A Securities Group, Inc. did not hold funds or safe keep customer securities.

The firm has no possession or control obligations under SEA Rule 15c3-3(b} or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements and advisory services related to mergers and acquisitions.

M&A Securities Group Inc., therefore, operated in reliance on footnote 74 to SEC Release 34-70073 and confirms the following:

1. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a} or (b)(2} of Exchange Act Rule 15c2-4
2. Did not carry accounts of or for customers
3. Did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

Jessica B. Pastorino

President

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M&A Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M&A Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M&A Securities Group, Inc. did not claim an exemption from 17 C.F.R. §240.15c3-3 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and advisory services related to mergers and acquisitions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not have possession of any customer funds or securities in connection with their activities throughout the most recent fiscal year without exception.

M&A Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M&A Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 related to paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
February 28, 2025

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of M & A Securities Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by M & A Securities Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective bank disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas

February 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME M&A SECURITIES GROUP INC

SEC No. 8-48926

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 44,610,015.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 44,610,015.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 280,114.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 280,114.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 44,329,901.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 66,494.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 27,364.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 27,364.00		
	d Add lines 11a through 11c		$ 27,364.00	
12	**LESSER** of line 10 or 11d.			$ 27,364.00
13	a Amount from line 8		$ 66,494.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 27,364.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 39,130.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 39,130.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48926	DEA: FINRA	2024	Dec

MEMBER NAME M&A SECURITIES GROUP INC
MAILING ADDRESS 4151 N MULBERRY DR STE 252
KANSAS CITY, MO 64116

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

M&A SECURITIES GROUP INC
(Name of SIPC Member)

Jenifer Burch
(Authorized Signatory)

2/4/2025
(Date)

jenburch@securities-group.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.